UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 January 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Listing of Sasol bee Ordinary Shares on the BEE segment of the exchange operated by JSE Limited ("JSE")

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the Company")

LISTING OF SASOL BEE ORDINARY SHARES ON THE BEE SEGMENT OF THE
EXCHANGE OPERATED BY JSE LIMITED ("JSE")

1. Incorporation of Sasol

   Sasol was incorporated under the laws of South Africa on
   26 June 1979. The Sasol ordinary shares have been listed on
   the JSE since October 1979 and on the New York Stock Exchange
   since 9 April 2003.

2. Nature of Sasol's business

   Sasol is an integrated energy and chemicals company. The
   Company manufactures and markets liquid fuels, gas and
   chemicals. Sasol mines coal in South Africa. Through Sasol
   Synfuels (Proprietary) Limited, this coal, along with
   Mozambican natural gas, is converted into fuels and chemicals
   feedstock using proprietary technology.

3. Listing of Sasol BEE Ordinary Shares on the BEE Segment of the
   Main Board of the JSE

   Shareholders of Sasol ("Sasol Shareholders") are advised that
   the JSE Listings Requirements ("Listings Requirements")dealing
   with the requirements of the BEE segment of the Main Board
   ("BEE Segment") have been formally approved and will become
   effective from 1 February 2011. The Listings Requirements
   which were approved do not differ in any material respects
   from the draft Listings Requirements which were referred to in
   the Sasol circular dated 1 November 2010 (the "Circular").
   However, the JSE rules and directives and the rules and
   directives of Strate Limited (collectively, "Proposed New
   Rules and Directives")are yet to be formally approved and
   subject to such formal approval, it is anticipated that the
   Sasol BEE ordinary shares of no par value ("Sasol BEE Ordinary
   Shares") will be listed on the BEE Segment with effect from
   the commencement of trading on Monday, 7 February 2011.

   The purchase of Sasol BEE Ordinary Shares on the BEE Segment
   will be restricted to black groups and persons determined in
   accordance with the Codes issued under the Broad-Based Black
   Economic Empowerment Act, 2003 ("BEE Compliant Persons").

A further announcement will be made when the JSE formally approves the listing of the Sasol BEE Ordinary Shares on the BEE Segment and the necessary Proposed New Rules and Directives are formally approved.

4. BEE Segment

The Sasol BEE Ordinary Shares will be listed on the BEE Segment under the JSE alpha code "SOLBE1" and the ISIN "ZAE000151817". The BEE Segment will be a sector of the Main Board on which securities that meet the Listings Requirements and whose transfer is restricted to BEE Compliant Persons will be listed ("BEE Securities"). This will not be a separate board for the listing of companies, but rather a trading mechanism for BEE Securities. The Main Board operates on the principle that there are no restrictions on the transfer of shares. The BEE Segment will differ in that purchases of BEE Securities will be restricted to BEE Compliant Persons.

5. BEE contract

The JSE will prescribe, as part of its JSE rules and directives, and Listings Requirements, that a BEE contract be signed by those who wish to purchase Sasol BEE Ordinary Shares ("BEE Contract"). The BEE Contract is a generic contract which has been designed to make provision for all issuers of BEE Securities who may list their BEE Securities on the BEE Segment, to achieve the requirement that BEE Securities are beneficially owned only by BEE Compliant Persons. The terms contained in the BEE Contract must be read with the Additional Terms contained in Sasol's Articles of Association. These Additional Terms form an integral part of the BEE Contract and provide specific information with respect to Sasol's empowerment period, the conditions under which Sasol allows encumbrances and the penalty that will apply if a provision of the BEE Contract is breached.

6. Bulk dematerialisation

The JSE does not permit trading in securities which are in certificated form, but requires them to be in dematerialised form. At the general meeting held on 26 November 2010, Sasol Shareholders approved appropriate resolutions for the implementation of the bulk dematerialisation of Sasol BEE Ordinary Shares necessary for trading on the JSE. Holders of Sasol BEE Ordinary Shares ("Sasol BEE Ordinary Shareholders") representing less than 0.33% of the Sasol BEE Ordinary Shareholders elected not to participate in the bulk dematerialisation and will retain their shareholding in certificated form.

7. The directors

   The directors of Sasol are Mrs T H Nyasulu, Mr L P A Davies,
   Ms V N Fakude, Ms K C Ramon, Mr M J N Njeke, Mr C Beggs,
   Mr G A Lewin, Mr H G Dijkgraaf, Dr M S V Gantsho,
   Ms I N Mkhize and Prof J E Schrempp. The address where the
   directors may be contacted is 1 Sturdee Avenue, Rosebank,
   Johannesburg, 2196.

8. The Circular

   The Circular setting out the full terms and conditions of the
   listing of the Sasol BEE Ordinary Shares and their trading on
   the BEE Segment by BEE Compliant Persons is available on
   Sasol's website (www.sasol.com).

26 January 2011
Johannesburg

Financial Adviser and Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Attorneys
Edward Nathan Sonnenbergs Inc.

Transfer Secretaries
Computershare Investor Services (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 January 2011   By: /s/ N L Joubert
                                                Name: Nereus Louis Joubert
                                                Title: Company Secretary